Christopher Bruno

President

RSE Markets, Inc.

T 413-822-9740

chris@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

347-952-8058

March 31, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Mara Ransom, Assistant Director

Re: RSE Archive, LLC

Offering Statement on Form 1-A Post-Qualification Amendment No. 4

Filed February 7, 2020

File No. 024-11057

Ladies and Gentlemen:

This letter sets forth the response of RSE Archive, LLC (the “Company”) to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A Post-Qualification Amendment No. 4  (the “Offering Statement”) publicly submitted to the Commission on February 7, 2020, contained in the Staff’s letter, dated March 6, 2020 (the “Comment Letter”). The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 5 to the Company’s Offering Statement on Form 1-A (“Amended Offering Statement”) together with this response letter.  The Amended Offering Statement reflects amended disclosure and updates in response to each of the Staff’s comments.

For the convenience of the Staff, the comments from the Comment Letter are restated in bold prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. The relevant changes to the disclosure we have made are underlined in the text below. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Offering Statement showing changes to the Offering Statement.

Risk Factors

We have no financial statements., page 35

1.You state here you have not provided financial statements. We note prior of your series have closed and presumably are operating, and you have acquired and made down payments for assets underlying open and upcoming series.  In view of the preceding, please provide financial statements in compliance with paragraphs (b)(3) and (4) and (c)(1) of Part F/S of Form 1-A. In so doing, please tell us and disclose what your intended fiscal year end is.

Response:

In response to the Staff’s comments, the Company has included audited financial statements for the fiscal year ended December 31, 2019 in the Amended Offering Statement.

Liquidity Platform, page 105

2.Please file your agreement with Drive Wealth, LLC as an exhibit. Please also supplementally tell us the current status of your Liquidity Platform.

Response:

In response to the Staff’s comments, the Company has filed the custodian agreement with DriveWealth, LLC as an exhibit to the Amended Offering Statement.  The current status of the Liquidity Platform is reflected in the disclosure in the Amended Offering Statement. As of the date of this written response, the Liquidity Platform has provided investors four defined trading windows for four discrete Series of the Company (relating to four Underlying Assets).  The trading window for each Series was on a different calendar day.

3.We note your cross-reference to the "Description of Interests Offered -- Transfer Restrictions." We are unable to locate this section. Please revise to include the appropriate disclosure.

Response:

In response to the Staff’s comments, the Company has amended and restated this section in the Amended Offering Statement. This section was previously included in the Offering Statement using the incorporation by reference method.

Please feel free to call me with any questions at 413-822-9740.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

cc:

Scott Anderegg, Esq.

Scott Stringer

Donna Di Silvio

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean M. Colucci, Duane Morris LLP